

10035153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centre Capital Advisors, LLC** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Elskip Lane
(No. and Street)

Greenwich	**CT**	**06831**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Crusoe **203-531-7626**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William Crusoe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Centre Capital Advisors, LLC**, as of **December 31, 2009**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

JUAN C RIVERA
NOTARY PUBLIC
My Commission Expires
8/31/2013

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member,
Centre Capital Advisors, LLC

We have audited the accompanying balance sheet of Centre Capital Advisors, LLC as of December 31, 2009 and the related statement of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centre Capital Advisors, LLC as of December 31, 2009 and the related statement of operations and changes in member's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
February 12, 2010

Centre Capital Advisors, LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Centre Capital Advisors, LLC for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available to all members and allied members of Centre Capital Advisors, LLC

.



William Crusoe, Managing Member

Centre Capital Advisors, LLC
Balance Sheet
As of December 31, 2009

ASSETS

Current assets:	
Cash & cash equivalents	$18,816
Accounts receivable	1,000
Prepaid expenses	2,985
Other asset	3,119
Total Current Assets	$25,920
Total Assets	$25,920

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$5,241
Total Current Liabilities	$5,241
Member's Equity	20,679
Total Liabilities & Member's Equity	$25,920

Please see the notes to the financial statements.

Centre Capital Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues	$20,000
General and administrative expenses:	
Consulting expense	$18,334
Licenses & fees	4,692
Professional fees	3,500
Travel expense	2,792
General administration	7,431
Total general and administrative expenses	36,749
Net loss before income tax provision	($16,749)
Provision for income taxes	0
Net loss	($16,749)

Please see the notes to the financial statements.

Centre Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net loss	($16,749)
Changes in other operating assets and liabilities:	
Other asset	(3,119)
Prepaid expenses	2,685
Accounts payable & accrued expenses	(1,283)
Net cash used by operations	($18,466)
Financing activities:	
Capital contributed by sole member	15,000
Net cash provided by financing activities	$15,000
Net decrease in cash during the fiscal year	($3,466)
Cash at December 31, 2008	22,282
Cash at December 31, 2009	$18,816
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Centre Capital Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

	Member's Equity
Balance at December 31, 2008	$22,428
Capital contributed by sole member	15,000
Net loss for the fiscal year	(16,749)
Balance at December 31, 2009	$20,679

Please see the notes to the financial statements.

Centre Capital Advisors, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

Centre Capital Advisors, LLC (the Company) is a privately held limited liability company formed in Delaware in November 2001 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services for corporate and individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the sole member and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855* did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, account receivable, prepaid expenses, other asset, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Related Party Transactions

During fiscal year 2009, the sole member provided office space to the Company at no cost.

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Member's equity	$20,679
DEBITS:	
Non-allowable assets:	
Accounts receivable	(1,000)
Other asset	(3,119)
Prepaid expenses	(2,985)
NET CAPITAL	$13,575
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$13,575
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$8,575
AGGREGATE INDEBTEDNESS:	$5,241
AGGREGATE INDEBTEDNESS TO NET CAPITAL	38.61%
Excess net capital previously reported	$8,575
Less adjustments	0
Excess net capital per audited report	$8,575

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2009, included in the Company's unaudited Form X-17A-5, Part IIA.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Member
Centre Capital Advisors, LLC

In planning and performing our audit of the financial statements of Centre Capital Advisors, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.



Monmouth Beach, N.J.
February 11, 2010